Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS 2025 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 25, 2025. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Strong profitability continued for the second quarter, with Net income of $20.4 million corresponding to a basic EPS of $0.55, 45% higher than the previous quarter’s $14.1 million but reduced compared to the $25.8 million record achieved in the second quarter of 2024. Earnings in the prior year period were boosted by the sale of one medium gas carrier.

•

Revenues recorded an all-time high of $47.2 million in the second quarter, increased by 13% compared to the same period of last year. TCE rates improved for the majority of the vessels across all sizes, as the Company took advantage of improving market conditions. Income from operations of $19.7 million was also the highest ever recorded.

•

Preserved the high period coverage. About 70% of fleet days for 2025 are secured on period charters, with total fleet employment days for all subsequent periods generating about $155 million (excl. JV vessel) in contracted revenues.

•

Repaid all debt obligations in our fully owned fleet, making $53.6 million in debt repayments during the first six months of 2025 and a further $32.2 million in the current third quarter of 2025. Currently, all the vessels in the fully owned fleet are unencumbered.

•	During 2025 the Company has spent $1.8 million on share repurchases. Overall under the current program the Company has spent over $21.2 million in share repurchases since June 2023.

•	Maintaining ample cash and cash equivalents (incl. restricted cash) of $87.3 million as of June 30, 2025 that enabled the Company to extinguish its debt obligations.

Second Quarter 2025 Results1:

•

Revenues for the three months ended June 30, 2025, amounted to $47.2 million compared to revenues of $41.8 million for the three months ended June 30, 2024, based on an average of 28.3 vessels and 27.0 vessels owned by the Company, respectively. The increase in revenue is attributable to the increased number of vessels and improved market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2025 were $4.4 million and $12.7 million, respectively, compared to $2.7 million and $12.5 million, respectively, for the three months ended June 30, 2024. The $1.7 million increase in voyage expenses was mainly due to an increase in bunkers costs as a result of the increase in spot market days for the fleet. The $0.2 million increase in vessels’ operating expenses was mainly due to an increase in the number of vessels.

•	Drydocking costs for both the three months ended June 30, 2025 and 2024 were $0.6 million.

•

General and administrative expenses for the three months ended June 30, 2025 and 2024 were $2.0 million and $2.4 million, respectively. The change is mainly attributed to the decrease in stock-based compensation expense.

•

Depreciation for the three months ended June 30, 2025 and 2024 was $6.6 million and $6.5 million, respectively. An $0.1 million increase is mainly related to the increase in average number of vessels owned by the Company.

•

Interest and finance costs for the three months ended June 30, 2025 and 2024, were $0.6 million and $2.7 million, respectively. The $2.1 million decrease from the same period of last year is primarily due to continued debt prepayments.

•

Interest income for the three months ended June 30, 2025 and 2024, were $0.7 million and $0.9 million, respectively. The $0.2 million decrease from the same period of last year is primarily due to decrease in rates of time deposits.

•

Equity earnings in joint ventures for the three months ended June 30, 2025 and 2024 was a gain of $0.7 million and $11.5 million, respectively. The $10.8 million decrease is primarily due to the profitable sale of one of the Medium Gas carriers owned by one of our joint ventures in the same period of last year.

•

As a result of the above, for the three months ended June 30, 2025, the Company reported net income of $20.4 million, compared to net income of $25.8 million for the three months ended June 30, 2024. The weighted average number of shares outstanding, basic, for the three months ended June 30, 2025 and 2024 was 35.8 million and 35.2 million, respectively.

•	Earnings per share, basic, for the three months ended June 30, 2025, amounted to $0.55 compared to earnings per share, basic, of $0.70 for the same period of last year.

•

Adjusted net income was $21.7 million corresponding to an Adjusted EPS of $0.59 for the three months ended June 30, 2025 compared to Adjusted net income of $27.5 million corresponding to an Adjusted EPS of $0.75 for the same period of last year.

•	EBITDA for the three months ended June 30, 2025, amounted to $26.9 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 28.3 vessels were owned by the Company during the three months ended June 30, 2025 compared to 27.0 vessels for the same period of 2024.

Six Months 2025 Results1:

•

Revenues for the six months ended June 30, 2025, amounted to $89.3 million compared to revenues of $83.4 million for the six months ended June 30, 2024, based on an average of 28.1 vessels and 27.0 vessels owned by the Company, respectively. The increase in revenue is attributable to the increased number of vessels and improved market conditions.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2025, were $9.5 million and $26.2 million, respectively, compared to $5.5 million and $24.0 million, respectively, for the six months ended June 30, 2024. The $4.0 million increase in voyage expenses was mainly due to an increase in port expenses and in bunkers costs as a result of the increase in spot market days for the fleet. The $2.2 million increase in vessels’ operating expenses was mainly due to increase in maintenance and spares consumable stores expenses.

•

Drydocking costs for the six months ended June 30, 2025 and 2024 were $1.0 million and $0.6 million, respectively. Drydocking expenses during the second quarter of 2025 mainly relate to the completion of one vessel’s drydocking, compared to the same period of last year which included the completion of one vessel’s drydocking and the ongoing drydocking of another vessel.

•

General and administrative expenses for the six months ended June 30, 2025 and 2024 were $4.2 million and $4.6 million, respectively. The change is mainly attributed to the decrease in stock-based compensation expense.

•

Depreciation for the six months ended June 30, 2025 and 2024 was $13.3 million and $13.0 million, respectively, a $0.3 million increase is mainly related to the increase in average number of vessels owned by the Company.

•

Impairment loss for the six months ended June 30, 2025 and 2024 was $0.5 million and nil, respectively. As a result of the agreed sale terms for the vessel Gas Cerberus, which was delivered in June 2025, a non-cash impairment loss of $0.5 million was recognized in the first quarter of 2025.

•

Loss on sale of vessels for the six months ended June 30, 2025 was $0.1 million compared to gain of $0.04 million for the same period last year. The loss is attributed to the sale of one vessel during the six months ended June 30, 2025 compared to the gain from the sale of two vessels during the six months ended June 30, 2024 which had been classified as held for sale as of December 31, 2023.

•

Interest and finance costs for the six months ended June 30, 2025 and 2024, were $2.0 million and $5.9 million, respectively. The $3.9 million decrease from the same period of last year is primarily due to continued debt prepayments.

•

Interest income for the six months ended June 30, 2025 and 2024, was $1.5 million and $1.7 million, respectively. The decrease of $0.2 million is mainly attributed to the decrease in rates of time deposits.

•

Equity earnings in joint ventures for the six months ended June 30, 2025 and 2024 was a gain of $2.9 million and $14.1 million, respectively. The $11.2 million decrease is primarily due to the profitable sale of one of the Medium Gas carriers owned by one of our joint ventures in the same period of last year.

•

As a result of the above, for the six months ended June 30, 2025, the Company reported net income of $34.5 million, compared to net income of $43.5 million for the six months ended June 30, 2024. The weighted average number of shares outstanding, basic, for the six months ended June 30, 2025 and 2024 was 35.8 million and 35.2 million, respectively.

•	Earnings per share, basic, for the six months ended June 30, 2025 amounted to $0.93 compared to earnings per share, basic, of $1.20 for the same period of last year.

•

Adjusted net income was $37.9 million corresponding to an Adjusted EPS of $1.02 for the six months ended June 30, 2025 compared to Adjusted net income of $46.7 million corresponding to an Adjusted EPS of $1.28 for the same period of last year.

•	EBITDA for the six months ended June 30, 2025 amounted to $48.3 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 28.1 vessels were owned by the Company during the six months ended June 30, 2025 compared to 27.0 vessels for the same period of 2024.

1 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A twelve months time charter extension for its 2021 built LPG carrier Eco Blizzard, until Oct 2026.

•	A twelve months time charter extension for its 2015 built LPG carrier Eco Galaxy, until Sep 2026.

•	A twelve months time charter extension for its 2015 built LPG carrier Eco Royalty, until Sep 2026 including a charterer’s option to extend a further twelve months.

•	A three months time charter for its 2009 built LPG carrier Gas Astrid until Aug 2025.

•	A twelve months time charter for the JV owned 2023 built LPG carrier Eco Sorcerer until Aug 2026, including a charterer’s option to extend for a further twelve months.

As of August 2025, the Company has total contracted revenues of approximately $155 million (excluding the JV vessel).

As of August 2025, for the remainder of the year, the Company has circa 70% of fleet days secured under period contracts and contracted revenues of approximately $48 million (excluding the JV vessel).

In June 2025 the previously announced sale of the vessel Gas Cerberus was completed and it was delivered to its new owners. That same month the Company also completed the previously announced repurchase of the remaining shares in the vessels Eco Lucidity and Gas Haralambos from one of its joint venture partners. As a result, these two vessels were consolidated into the Company’s fully owned fleet, increasing the number of this fleet to 29, while one vessel continues to be owned through a joint venture.

In July 2025, the Company entered into an agreement to sell the vessel Gas Elixir to a third party subject certain conditions being met, with delivery expected between September and November of 2025. The vessel is debt-free, and the full proceeds from the sale will contribute to the Company’s liquidity position.

On July 6, 2025, while the LPG tanker ECO WIZARD was alongside at the port of Ust-Luga, Russia, during ammonia cargo loading operations, the Master reported hearing two explosions. None of the crew was injured. The vessel has sustained damage to the engine room and in one cargo tank and it is stable. Since then, the vessel has remained at the port for investigation and temporary repairs. The indications show that the explosions are due to external devices. This is also what has been the case with other similar incidents. It is expected that the vessel will be ready to depart Russia in September and then a plan and work scope for permanent repairs will be prepared. Due to the nature of the incident, the vessel’s relevant insurance underwriters have been notified as per the applicable policy. Ammonia is a common fertilizer and was destined for the EU. Until such time that the vessel is fully repaired and able to return to operations, if at all, it will remain off hire and will not generate revenue (indicatively during the first six months of 2025, the vessel generated approximately 8% of the Company’s revenues).

CEO Harry Vafias Commented

After a tumultuous start for the year sentiment has improved considerably and we are proud to report very solid second quarter results. Revenue growth exceeded our expectations setting a new quarterly record at $47.2 million. At the same time during the current third quarter we completed our deleveraging, having repaid $86 million in debt this year and close to $350 million since we began deleveraging at the start of 2023. Out of our 29 fully owned vessels none have any debt financing obligations, an envious position that greatly enhances our flexibility going forward and underpins our solid balance sheet. The unfortunate development with the Eco Wizard that will keep the vessel out of employment for some time, will have an impact in our revenue generation for the near future. The situation is still developing and we are committing our resources to a swift resolution. We are confident that the fundamentals for LPG shipping continue to be positive and our company is in a very favorable position to take advantage of the rising demand. As we are now exiting the seasonally weaker summer months, we expect chartering activity to pick up in the fourth quarter.

Conference Call details:

On August 28, 2025 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BI78d27f0e7c4d484e90dc9dcf1bd5240e

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 30 LPG carriers, including one Joint Venture vessel, in the water. These LPG vessels have a total capacity of 344,152 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.” Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, including regarding contracted revenue, market conditions and our vessel damaged in the third quarter of 2025, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, whether the Eco Wizard is able to return to operation and related uncertainties related thereto and potential expenses and extent of insurance coverage, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2024 and June 30, 2025.

FLEET DATA	Q2 2024	Q2 2025	6M 2024	6M 2025
Average number of vessels (1)	27.0	28.3	27.0	28.1
Period end number of owned vessels in fleet	27	29	27	29
Total calendar days for fleet (2)	2,457	2,572	4,918	5,090
Total voyage days for fleet (3)	2,411	2,563	4,850	5,063
Fleet utilization (4)	98.1%	99.7%	98.6%	99.5%
Total charter days for fleet (5)	2,173	2,171	4,405	4,289
Total spot market days for fleet (6)	238	392	445	774
Fleet operational utilization (7)	96.3%	94.7%	97.0%	94.4%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Periods Ended June 30th,
	2024	2025	2024	2025
Net Income - Adjusted Net Income
Net income	25,788,509	20,437,326	43,518,225	34,545,006
Less gain on derivatives	—	—	(99,286)	—
Plus swap interest received	—	—	208,127	—
Less (gain)/plus loss on sale of vessels, net	—	121,218	(46,384)	121,218
Plus impairment loss	—	—	—	488,400
Plus share based compensation	1,758,054	1,160,222	3,103,463	2,700,624
Adjusted Net Income	27,546,563	21,718,766	46,684,145	37,855,248
Net income - EBITDA
Net income	25,788,509	20,437,326	43,518,225	34,545,006
Plus interest and finance costs	2,684,548	592,648	5,853,609	2,008,253
Less interest income	(914,817)	(715,451)	(1,668,213)	(1,467,922)
Plus depreciation	6,493,048	6,602,515	12,985,424	13,255,975
EBITDA	34,051,288	26,917,038	60,689,045	48,341,312
Net income - Adjusted EBITDA
Net income	25,788,509	20,437,326	43,518,225	34,545,006
Less gain on derivatives	—	—	(99,286)	—
Less (gain)/plus loss on sale of vessels, net	—	121,218	(46,384)	121,218
Plus impairment loss	—	—	—	488,400
Plus share based compensation	1,758,054	1,160,222	3,103,463	2,700,624
Plus interest and finance costs	2,684,548	592,648	5,853,609	2,008,253
Less interest income	(914,817)	(715,451)	(1,668,213)	(1,467,922)
Plus depreciation	6,493,048	6,602,515	12,985,424	13,255,975
Adjusted EBITDA	35,809,342	28,198,478	63,646,838	51,651,554
EPS - Adjusted EPS
Net income	25,788,509	20,437,326	43,518,225	34,545,006

Adjusted net income	27,546,563	21,718,766	46,684,145	37,855,248
Weighted average number of shares, basic	35,241,126	35,808,017	35,180,313	35,767,096
EPS—Basic	0.70	0.55	1.20	0.93
Adjusted EPS—Basic	0.75	0.59	1.28	1.02

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2024	2025	2024	2025
Revenues
Revenues	41,786,154	47,234,265	83,350,062	89,260,252
Expenses
Voyage expenses	2,148,758	3,833,787	4,493,958	8,407,743
Voyage expenses - related party	514,624	570,353	1,027,871	1,088,793
Vessels’ operating expenses	12,262,936	12,427,868	23,498,295	25,710,103
Vessels’ operating expenses - related party	212,002	239,496	453,502	467,696
Drydocking costs	575,535	622,225	575,535	1,034,845
Management fees - related party	1,051,962	1,101,679	2,105,681	2,181,680
General and administrative expenses	2,427,411	2,018,097	4,641,264	4,183,806
Depreciation	6,493,048	6,602,515	12,985,424	13,255,975
Impairment loss	—	—	—	488,400
Net (gain)/loss on sale of vessels	—	121,218	(46,384)	121,218

Total expenses	25,686,276	27,537,238	49,735,146	56,940,259

Income from operations	16,099,878	19,697,027	33,614,916	32,319,993

Other (expenses)/income
Interest and finance costs	(2,684,548)	(592,648)	(5,853,609)	(2,008,253)
Gain on derivatives	—	—	99,286	—
Interest income	914,817	715,451	1,668,213	1,467,922
Foreign exchange loss	(13,727)	(109,676)	(62,771)	(136,160)

Other expenses, net	(1,783,458)	13,127	(4,148,881)	(676,491)

Income before equity in earnings of investees	14,316,420	19,710,154	29,466,035	31,643,502
Equity earnings in joint ventures	11,472,089	727,172	14,052,190	2,901,504

Net Income	25,788,509	20,437,326	43,518,225	34,545,006

Earnings per share
- Basic	0.70	0.55	1.20	0.93

- Diluted	0.70	0.55	1.19	0.93

Weighted average number of shares
- Basic	35,241,126	35,808,017	35,180,313	35,767,096

- Diluted	35,355,879	35,870,868	35,318,308	35,818,156

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2024	2025
Assets
Current assets
Cash and cash equivalents	80,653,398	86,253,860
Trade and other receivables	6,156,300	6,178,145
Other current assets	193,265	396,171
Claims receivable	55,475	55,475
Inventories	3,891,147	3,427,988
Advances and prepayments	733,212	588,325
Fair value of derivatives	387,608	—

Total current assets	92,070,405	96,899,964

Non current assets
Operating lease right-of-use assets	—	170,325
Vessels, net	608,214,416	597,718,610
Other receivables	370,053	167,387
Restricted cash	3,867,752	1,093,750
Investments in joint ventures	27,717,238	21,282,218

Total non current assets	640,169,459	620,432,290

Total assets	732,239,864	717,332,254

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	388,130	2,857,077
Trade accounts payable	10,994,434	10,911,643
Accrued and other liabilities	4,922,587	4,324,841
Operating lease liabilities	—	130,876
Deferred income	4,304,667	4,731,332
Current portion of long-term debt	23,333,814	2,104,137

Total current liabilities	43,943,632	25,059,906

Non current liabilities
Operating lease liabilities	—	39,449
Deferred income	213,563	270,827
Long-term debt	61,555,855	29,725,121

Total non current liabilities	61,769,418	30,035,397

Total liabilities	105,713,050	55,095,303

Commitments and contingencies
Stockholders’ equity
Capital stock	370,414	371,664
Treasury stock	—	(1,784,712)
Additional paid-in capital	409,912,934	412,968,558
Retained earnings	215,855,858	250,400,864
Accumulated other comprehensive income	387,608	280,577

Total stockholders’ equity	626,526,814	662,236,951

Total liabilities and stockholders’ equity	732,239,864	717,332,254

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2024	2025
Cash flows from operating activities
Net income for the period	43,518,225	34,545,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,985,424	13,255,975
Amortization of deferred finance charges	563,469	554,554
Non-cash lease expense	49,470	61,230
Share based compensation	3,103,463	2,700,624
Change in fair value of derivatives	108,841	—
Proceeds from disposal of interest rate swaps	1,018,000	280,577
Equity earnings in joint ventures	(14,052,190)	(2,901,504)
Dividends received from joint ventures	21,930,000	2,634,000
Impairment loss	—	488,400
(Gain)/loss on sale of vessels	(46,384)	121,218
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(98,125)	566,246
Other current assets	103,638	(202,906)
Inventories	11,653	626,829
Changes in operating lease liabilities	(49,470)	(61,230)
Advances and prepayments	(893,825)	316,774
Increase/(decrease) in
Balances with related parties	1,077,234	2,401,207
Trade accounts payable	(263,880)	(647,393)
Accrued liabilities	151,806	(920,727)
Deferred income	(1,266,451)	223,263

Net cash provided by operating activities	67,950,898	54,042,143

Cash flows from investing activities
Payment for acquisition of remaining interest in joint venture, net of cash acquired	—	(7,976,895)
Proceeds from sale of vessels, net	34,679,584	12,217,067
Acquisition and improvements of vessels	(96,412,124)	(412,428)
Return of investments from joint ventures	2,040,000	—
Advances to joint ventures	(1,705)	—

Net cash (used in)/provided by investing activities	(59,694,245)	3,827,744

Cash flows from financing activities
Proceeds from exercise of stock options	356,250	356,250
Stock repurchase	(338,176)	(1,784,712)
Deferred finance charges paid	(22,167)	—
Advances to joint ventures	(11,848)	—
Loan repayments	(85,347,117)	(53,614,965)
Proceeds from long-term debt	70,000,000	—

Net cash used in financing activities	(15,363,058)	(55,043,427)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(7,106,405)	2,826,460
Cash, cash equivalents and restricted cash at beginning of period	83,755,701	84,521,150

Cash, cash equivalents and restricted cash at end of period	76,649,296	87,347,610

Cash breakdown
Cash and cash equivalents	71,375,229	86,253,860
Restricted cash, non current	5,274,067	1,093,750

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	76,649,296	87,347,610